Faegre Drinker Biddle & Reath LLP

1500 K Street, N.W., Ste. 1100

Washington, DC 20005, USA

www.faegredrinker.com

November 27, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anu Dubey and Ken Ellington

Re:	Privacore PCAAM Alternative Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File No. 811-23961

Dear Ms. Dubey and Mr. Ellington:

The letter responds to the accounting comments and the follow-up disclosure comments provided via telephone on October 16, 2024, in connection with your review of the amended registration statement (the “Registration Statement”) filed by the Fund on Form POS AMI under the Investment Company Act of 1940, as amended (the “1940 Act”), on October 4, 2024. Certain of these follow-up comments and responses relate to the comment response letter filed by the Fund concurrently with the Registration Statement on October 4, 2024 (the “Initial Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, your comments have been summarized in bold below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENT:

1.	Comment: In the response to Comment 11 of the Initial Comment Letter, it states that “[i]t is possible that the Fund will also invest in strategies that invest in royalties directly.” Please supplementally explain to us the following:

a.	If such direct royalties investments will be “good” assets for purposes of the income and diversification tests under Subchapter M of the Internal Revenue Code for regulated investment companies (RICs).

Response: The Fund will not invest in royalties directly. The Registration Statement has been updated accordingly.

b.	How such investments will be valued.

Response: The Fund’s investments in royalties are fair valued in accordance with the valuation procedures for the Fund (the “Valuation Policy”) adopted and approved by the Fund’s board of trustees (the “Board”) and with Financial Accounting Standards Board Accounting Standards Codification 820 - Fair Value Measurements and Disclosures.

c.	How the Fund will custody such investments.

Response: The Fund will not invest in royalties directly. Accordingly, the assets will be custodied consistent with other investments.

DISCLOSURE COMMENTS:

Cover Page

1.	Comment: As a follow up to Comment 1 of the Initial Comment Letter, please disclose what PCAAM stands for (i.e., what each letter represents) and describe the business in an appropriate location in the prospectus.

Response: “PCAAM” stands for “Partners Capital Alternative Asset Management,” which is a brand name used by Partners Capital Investment Group, LLP, the Fund’s investment sub-adviser (the “Sub-Adviser”). The following will be added under the heading “The Adviser and the Sub-Adviser” in the prospectus:

The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act that is based in London, New York City, Boston, San Francisco, Singapore, Hong Kong, and Paris and provides independent advice on asset allocation and asset manager selection across all asset classes and geographic markets.

2.	Comment: In the first paragraph, third to last sentence, insert “which are” after “private equity.”

Response: The requested change will be made.

Fund Summary (page 1, global)

3.	Comment: The fourth sentence in the fourth paragraph states: “[t]he Fund has applied for an exemptive order from the SEC with respect to the Fund’s multi-class structure.” Please confirm in references throughout the Registration Statement that “has applied” is still accurate given the application withdrawal filed on EDGAR on September 27, 2024.

Response: The Registrant confirms that “has applied” is still accurate. The withdrawal filed on September 7, 2024 was a delayed withdrawal of the expedited application that was filed on May 22, 2024. The Registrant filed a new application for an exemptive order with respect to the Fund’s multi-class structure on August 30, 2024.

Fund Summary — The Offering (page 6)

4.	Comment: Raise the initial minimum investment amount for Class S Shares and Class D Shares to at least $25,000. (See, IC-33512, June 18, 2019, page 187). If the requested change will not be made, please inform us by telephone.

Response: The requested change will be made.

Fund Summary — The Offering (page 6)

5.	Comment: Consider whether the last two sentences of this section saying the same thing in different ways. If so, consolidate as necessary.

Response: The Registration Statement will be updated in order to consolidate the disclosure.

Fund Summary — Repurchases of Shares (page 8)

6.	Comment: As a follow up to Comment 13 of the Initial Comment Letter, please revise the second paragraph of this section to align with the disclosure on page 86 under “Repurchases of Shares” and to be consistent with the disclosure and the requirements set forth in Rule 23c-3(b)(5)(i), which only permits the Fund to accept all stock of a shareholder who owns not more than a specified number of shares which is less than 100 and who tenders all of their stock.

Response: The requested change will be made.

Investment Related Risks — Warehouse Investment Risk (page 40)

7.	Comment: In reference to the last sentence of the second paragraph, please tell us whether these investments alongside fund affiliates will be made pursuant to the anticipated co-investment exemptive relief. If not, how will these investments be made consistent with 1940 Act limits on affiliated transactions?

Response: The Fund will revise the second paragraph appearing under “Warehouse Investment Risk” as follows:

The Fund ~~may invest~~ invests in Warehouses initiated and maintained by third-party asset managers. For example, a third-party asset manager may hold a portfolio of loans within a Warehouse, and the Fund may ~~then~~ purchase a portion of those loans from the third-party asset manager. The Sub-Adviser will not maintain its own Warehouse facility and the Fund will not invest in Warehouses initiated or maintained by the Adviser or the Sub-Adviser. The Fund may invest in loans held in a Warehouse either at the same time as the third-party asset manager in its Warehouse, or subsequent to the purchase of the loans. All purchases ~~made~~ from ~~these~~ third-party Warehouses will be ~~performed~~ made at fair market value. Affiliates of the Fund may ~~engage in similar transactions~~ invest in loans held in a Warehouse alongside the Fund ~~in a Warehouse, but~~ only in transactions that are in compliance with Section 17 of the Investment Company Act. An affiliate of the Fund will not guarantee the Fund’s direct investments in a Warehouse nor will the Fund purchase or sell assets to any of its affiliates through Warehouses.

Investment Related Risks — Concentration of Investments (page 61)

8.	Comment: For the first bulleted item titled “Technology Sector,” add disclosure to clarify the types of companies included in the technology sector.

Response: The bulleted item titled “Technology Sector” has been removed from the registration statement.

Investment Management Agreements (pages 75)

9.	Comment: In the second paragraph, either insert “bad faith” and replace “misconduct” with “misfeasance;” or disclose that Section 17(i) of the 1940 Act prohibits protection of an adviser or sub-adviser from willful misfeasance, bad faith, gross negligence, in the performance of their duties or reckless disregard of their obligation and duties under advisory contracts.

Response: The requested change will be made.

Fund Expenses (page 79)

10.	Comment: As a follow up to Comment 40 of the Initial Comment Letter, confirm to us that the Fund will not enter into side letters with Fund shareholders.

Response: The Fund so confirms.

Credit Facility (page 89, global)

11.	Comment: In the first sentence of the paragraph and throughout the Registration Statement, replace all references of “SPVs” with the defined term “Subsidiaries.”

Response: The requested change will be made.

Sales Charge – Class S Shares and Class D Shares (page 100)

12.	Comment: The second paragraph, first sentence states (in relevant part): “[t]he Fund may elect to reduce, otherwise modify or waive the sales charges for Class S Shares or Class D Shares with respect to any investor on behalf of…” Delete to the phrase “reduce, otherwise modify or” since disclosure elsewhere in the Registration Statement only references waivers (and not reductions or other modifications), or alternatively, explain why this language is appropriate.

Response: The requested change will be made.

13.	Comment: In response to Comment 46 of the Initial Comment Letter, the Fund confirmed that “it does not have special arrangements with financial services firms for waivers and/or reductions of the sales charges for Class S Shares or Class D Shares at this time.” But clause (v) in the second paragraph of this section refers to “clients of brokers, dealers, investment advisers, financial planners or other financial services firms with which the Fund has a special arrangement.” Please disclose that the Fund does not have any such special arrangements.

Response: The requested change will be made.

14.	Comment: The third paragraph in this section states: “[f]inancial intermediaries may reduce or waive the sales charge under certain circumstances.” Add “as described above,” or something to that effect to satisfy the requirement of Item 12(a)(2) of Form N-1A and the Guidance Update with respect to the group waiver eligibility.

Response: The requested change will be made.

Organizational Documents

15.	Comment: Article VII of the of the Fund’s Bylaws sets forth an exclusive forum. Please tell us if that provision will be removed since the disclosure here only refers to provisions from the Declaration of Trust. If it won’t be removed, the SEC would ask that the Bylaws also be revised so that Article VII does not apply to federal securities laws claims.

Response: The Bylaws will be so revised.

16.	Comment: In Section 4.3 of the Fund’s Bylaws, it states that the Fund will consider broker non-votes as present for purposes of determining whether a quorum is present; however, NYSE Rule 452 does not permit brokers to submit non-votes if only non-routine matters will be considered at the meeting. Accordingly, the Fund may not count these uninstructed shares for quorum purposes. Please revise the bylaws provisions considering NYSE Rule 452.

Response: The Fund respectfully submits that the uninstructed shares referenced by the staff do not fall within the commonly understood meaning of the term “broker non-votes.” Unlike broker non-votes, uninstructed shares of the nature identified by the staff are not present at a meeting in person or by proxy (because as the staff correctly notes the broker-dealer has no discretionary authority to cast a vote on any agenda item and so does not), and as a result the Fund not only “may not count these uninstructed shares for quorum purpose” it cannot do so; unlike broker non-votes, the shares are not present at the meeting by person or proxy, and are literally incapable of being counted for any purpose (particularly quorum calculations). As a consequence, the Fund respectfully submits that Section 4.3 of its bylaws remains both legally correct and accurate as presently drafted.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson